Global Developments, Inc.
Suite 510 - 999 West Hastings
Vancouver, B.C.
V6C 2W2

January 25, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Attention: Mr. William Bennett

Dear Mr. Bennett:

Re: Global Developments, Inc.
Registration on Form 10-SB
File Number: 000-52334
Filed November 29, 2006

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Global Developments, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its registration statement on Form 10-SB (File No. 000-52334) initially filed with the Commission on November 29, 2006 and all exhibits filed thereto (the “Registration Statement”).

This letter of request for withdrawal will also confirm that the Registration Statement on Form 10-SB (File No. 000-52334) was not declared effective by the Commission.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact John D. Briner, Esq. at (604) 685 - 7552 with any questions regarding this request for withdrawal.

Very truly yours,

John D. Briner
President and Director